UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2021 SECOND QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – July 26, 2021 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2021.

Second Quarter 2021:

•	Total Revenue: $526 million, a 4 percent increase year over year
•	Deferred Revenues: $1,472 million, a 10 percent increase year over year
•	GAAP Operating Income: $222 million, representing 42 percent of revenues
•	Non-GAAP Operating Income: $257 million, representing 49 percent of revenues
•	GAAP EPS: $1.38, same as last year
•	Non-GAAP EPS: $1.61, a 2 percent increase year over year
•	Cash flow from operations: $264 million, a 4 percent increase year over year

“We had a good second quarter. Strong execution drove double-digit growth across CloudGuard and Harmony, and triple-digit growth in Infinity platform sales.  Overall we grew our security subscription revenues by 12 percent,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “We’ve seen a 93 percent increase in ransomware attacks, as Gen V attacks are now the new norm. We believe organizations can stop the next cyber pandemic by adopting a prevention-first approach to security across the network, cloud and remote users.”

Financial Highlights for the Second Quarter of 2021:

•	Total Revenue: $526 million compared to $506 million in the second quarter of 2020, a 4 percent increase year over year.
•	GAAP Operating Income: $222 million compared to $221 million in the second quarter of 2020, representing 42 percent and 44 percent of revenues in the second quarter of 2021 and 2020, respectively.
•	Non-GAAP Operating Income: $257 million compared to $253 million in the second quarter of 2020, representing 49 percent and 50 percent of revenues in the second quarter of 2021 and 2020, respectively.
•	GAAP Taxes on Income: $47 million compared to $43 million in the second quarter of 2020.
•	GAAP Net Income: $186 million compared to $196 million in the second quarter of 2020.
•	Non-GAAP Net Income: $217 million compared to $225 million in the second quarter of 2020.
•	GAAP Earnings per Diluted share: $1.38 same as in the second quarter of 2020.
•	Non-GAAP Earnings per Diluted share: $1.61 compared to $1.58 in the second quarter of 2020, a 2 percent increase year over year.
•	Deferred Revenues: As of June 30, 2021, deferred revenues were $1,472 million compared to $1,338 million as of June 30, 2020, a 10 percent increase year over year.
•	Cash Balances, Marketable Securities and Short Term Deposits: $4,002 million as of June 30, 2021, compared to $3,959 million as of June 30, 2020.
•	Cash Flow: Cash flow from operations of $264 million compared to $252 million in the second quarter of 2020, a 4 percent increase year over year.
•	Share Repurchase Program: During the second quarter of 2021, the company repurchased approximately 2.7 million shares at a total cost of approximately $325 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 2

Business Highlights

In June, Check Point Software Technologies extended the capabilities of its Quantum Hybrid Data Center Security solution to deliver advanced protection for complex hybrid data centers.

•
Check Point R81.10 software: New version of the Cyber Security platform delivers major improvements in security operational efficiency with unified security management from the web browser and parallel multi-admin support.

•
The latest Quantum Maestro 175: Enables Quantum gateway orchestration to the capacity and performance of 52 gateways in minutes, giving companies elastic flexibility with Terabit per second threat prevention throughput

•	Quantum Smart-1: Security Management appliances provide advanced protections for complex hybrid data centers with automated operations and an ultra-scalable platform.

To support the new ‘work from anywhere’ (WFA) environment, organizations accelerated their transition to the cloud which left them vulnerable to cloud-targeted attacks. Check Point expanded the capabilities of its unified Cloud Native Security Platform, to deliver application-first workload protection with Check Point CloudGuard Workload Protection. This fully automated cloud workload security solution empowers security teams with tools to automate security across applications, Application Programing Interfaces (APIs) and microservices from development to runtime via a single interface.

Check Point extended its multi-cloud support through the integration of Check Point CloudGuard with Alibaba Cloud, the digital intelligence and technology backbone of Alibaba Group and a global leader in cloud computing and artificial intelligence. Alibaba Cloud’s customers will benefit from enhanced cloud network security and posture management, while other organizations have the opportunity to leverage Alibaba Cloud within their multi-cloud environments.

Partnerships & Customers

Throughout the quarter, Check Point demonstrated its ongoing commitment to provide cyber-security education and training at all levels. In May, Check Point launched the Global Cloud Academy Education with its Platinum Elite ATC Partners - Arrow Electronics, Red Education and Westcon Security. Check Point is the first security solutions provider to address the knowledge gap in the industry by offering a dedicated certified education program specializing in cloud security globally.

In April, Check Point Software introduced new initiatives to its channel sales model to further accelerate benefits and profits for partners. The four new initiatives in Check Point’s Partner Growth Program further increase value to partners, and accelerate their access to benefits and rewards for sales-generating activities through closer collaboration with Check Point.

In July, Check Point Software became a sponsor of Deloitte's new Industry 4.0 immersive experience center based in Wichita. The sponsorship identifies the need for cyber security as a core component of any secure smart factory and enables Check Point customers’ access to experience the advanced manufacturing methods and technologies at the heart of digital transformation.

Research & Cyber Security

Ransomware attacks continue to Surge, hitting a 93% increase year over year: Check Point Research (CPR) issued an updated data snapshot of global ransomware trends, including attacks per organizations by industry and regional attack trends. CPR found that average number of ransomware attacks each week increased by 20% in the last two months, 41% in the last six months, and 93% in the last 12 months. The recent attack on a U.S. pipeline is confirmation that the acceleration in sophisticated ransomware attacks is continuing. Following this attack, Check Point Research warned of a new ransomware threat called Triple Extortion.

Vulnerabilities in Applications & Infrastructure:

Security Flaws in Atlassian’s Platform Led to Account Takeover in One Click: Check Point Research (CPR) identified security flaws on Atlassian, the team collaboration and productivity platform used by 180,000 customers worldwide.  With just one click, an attacker could have used the flaws to take over accounts and control some of Atlassian’s applications, including Jira and Confluence.

Four Security Vulnerabilities were found in Microsoft Office: Four security vulnerabilities affected products in the Microsoft Office suite, including Excel and Office online. If exploited, the vulnerabilities would grant an attacker the ability to execute code on targets via malicious Office documents, such as Word (.DOCX), Excel (.XLS) and Outlook (.EML). The vulnerabilities are the result of parsing mistakes made in legacy code found in Excel95 File Formats, giving researchers reason to believe that the security flaws have existed for several years.

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 3

Misconfiguration of third party cloud services exposed data of over 100 million users: After examining 23 Android applications on Google Play, Check Point discovered that mobile app developers have exposed the personal data of over 100 million users through a variety of misconfigurations of third party cloud services. Personal data included emails, chat messages, location, passwords and photos which, in hands of hackers, could lead to fraud and identity-theft.

Companies' 5 Million Personal identifiable information records detected on an AWS service due to misconception of users: By analyzing and enumerating public AWS Systems Manager (SSM) documents, CPR retrieved over five million personally identifiable information records and credit card transactions of companies, including a global sportswear manufacturer.

Android users’ privacy at risk as Check Point Research identifies vulnerability on Qualcomm's mobile station modems: Check Point Research (CPR) found a security vulnerability in Qualcomm’s mobile station modem (MSM), the chip responsible for cellular communication in nearly 40% of the world’s phones. If exploited, the vulnerability would have allowed an attacker to use Android OS itself as an entry point to inject malicious and invisible code into phones, granting them access to SMS messages and audio of phone conversations.

Malware and Campaigns Research:

Cybercriminals go after Amazon Prime Day Shoppers: Cybercriminals impersonated the Amazon brand ahead of the annual shopping event in order to trick consumers into credential theft of their email addresses, payment details and passwords, and more. In the run-up to Amazon Prime Day 2021, nearly 80% of domains containing the word “Amazon” were potentially dangerous.

New ‘ToxicEye’ RAT is the latest to use Telegram for command & control: There is a growing cyber threat where hackers use Telegram, the instant messaging app with over 500 million active users, as a command and control system to distribute malware into organizations. Even when Telegram is not installed or being used, the system allows hackers to send malicious commands and operations remotely via the instant messaging app.

Research & Recognitions

We continued our focus on security through innovation, industry research and recognition including:

Secure Access Service Edge (SASE) Solutions are the Future: Survey Uncovers Organizations’ Security Priorities for Hybrid Working: Check Point revealed the results from a survey showing how organizations have been impacted by the pandemic, particularly when it comes to IT and security strategies. The survey of 450 IT and security professionals revealed the impact that the pandemic has had on organizations as well as their security priorities for the hybrid workplace

Check Point Software Technologies Recognized as a Microsoft Security 20/20 Partner Award Winner for Most Transformative Integration Partner: At the second annual Microsoft Security 20/20 Awards held May 12, 2021, Microsoft announced award winners in 18 categories spanning security, compliance and identity. This year, Check Point Software is a winner for Microsoft Security 20/20 Most Transformative Integration Partner award. The company was honored among a global field of top Microsoft partners for demonstrating excellence in innovation, integration, and customer implementation with Microsoft technology.

MITRE Engenuity ATT&CK® Evaluations Highlight Check Point Software’s Leadership in Endpoint Security: In the MITRE ATT&CK Endpoint Protection Product Evaluation, Check Point Harmony Endpoint successfully detected 100% of the unique techniques used during the evaluations. Furthermore, Check Point Harmony Endpoint achieved the highest technique detection level for 96% of the unique techniques used in the evaluations.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 26, 2021, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	Oppenheimer 24th Annual Virtual Technology, Internet & Communications Conference August 9, 2021 – Virtual 1x1’s

•	Nasdaq Virtual Asia Investor Conference August 9-10, 2021 – Virtual 1x1’s

•	KeyBanc Virtual Technology Leadership Forum August 11, 2021 – Virtual Fireside Chat & 1x1’s

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 4

•	BMO 2021 Virtual Technology Summit August 24, 2021 – Virtual Fireside Chat & 1x1’s

•	Deutsche Bank 2021 Technology Conference September 9-10, 2021 – Physical 1x1’s

•	Citi 2021 Global Technology Virtual Conference September 13, 2021 – Virtual 1x1’s

•	Piper Sandler 2021 Virtual Global Technology Conference September 14, 2021 – Virtual 1x1’s

•	Jefferies 2021 Virtual Technology Conference September 14, 2021 – Virtual 1x1’s

•	Morningstar Management Behind The Moat Virtual Conference September 15, 2021 – Virtual 1x1’s

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To access these presentations and the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organisations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

©2021 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions and partnerships, the effects on our business of the COVID-19 pandemic, expectations related to our new channel initiatives, and our participation in investor conferences during the third quarter of 2021. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the continued effects on our business of the COVID-19 pandemic, the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenues:
Products and licenses	$119.1	$122.6	$228.4	$232.8
Security subscriptions	183.7	164.0	361.1	322.8
Total revenues from products and security subscriptions	302.8	286.6	589.5	555.6
Software updates and maintenance	223.3	219.0	444.2	436.5
Total revenues	526.1	505.6	1,033.7	992.1

Operating expenses:
Cost of products and licenses	23.2	22.5	44.8	43.4
Cost of security subscriptions	8.7	6.1	16.7	12.6
Total cost of products and security subscriptions	31.9	28.6	61.5	56.0
Cost of Software updates and maintenance	25.6	24.0	50.9	47.2
Amortization of technology	1.7	1.6	3.4	3.2
Total cost of revenues	59.2	54.2	115.8	106.4

Research and development	67.5	62.4	135.9	124.6
Selling and marketing	148.9	140.4	288.9	283.4
General and administrative	28.2	27.7	56.0	56.2
Total operating expenses	303.8	284.7	596.6	570.6

Operating income	222.3	220.9	437.1	421.5
Financial income, net	10.4	18.7	23.0	38.0
Income before taxes on income	232.7	239.6	460.1	459.5
Taxes on income	46.7	43.2	91.2	84.4
Net income	$186.0	$196.4	$368.9	$375.1

Basic earnings per share	$1.39	$1.39	$2.74	$2.63
Number of shares used in computing basic earnings per share	133.7	141.5	134.8	142.8

Diluted earnings per share	$1.38	$1.38	$2.71	$2.58
Number of shares used in computing diluted earnings per share	134.8	142.6	136.1	145.3

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

Revenues	$526.1	$505.6	$1,033.7	$992.1
Non-GAAP operating income	257.1	253.2	503.4	484.4
Non-GAAP net income	217.0	225.0	428.2	430.9
Diluted Non-GAAP Earnings per share	$1.61	$1.58	$3.15	$2.96
Number of shares used in computing diluted Non-GAAP earnings per share	134.8	142.6	136.1	145.3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

GAAP operating income	$222.3	$220.9	$437.1	$421.5
Stock-based compensation (1)	29.9	28.0	56.5	54.4
Amortization of intangible assets and acquisition related expenses (2)	4.9	4.3	9.8	8.5
Non-GAAP operating income	$257.1	$253.2	$503.4	$484.4

GAAP net income	$186.0	$196.4	$368.9	$375.1
Stock-based compensation (1)	29.9	28.0	56.5	54.4
Amortization of intangible assets and acquisition related expenses (2)	4.9	4.3	9.8	8.5
Taxes on the above items (3)	(3.8)	(3.7)	(7.0)	(7.1)
Non-GAAP net income	$217.0	$225.0	$428.2	$430.9

Diluted GAAP Earnings per share	$1.38	$1.38	$2.71	$2.58
Stock-based compensation (1)	0.22	0.20	0.42	0.37
Amortization of intangible assets and acquisition related expenses (2)	0.04	0.03	0.07	0.06
Taxes on the above items (3)	(0.03)	(0.03)	(0.05)	(0.05)
Diluted Non-GAAP Earnings per share	$1.61	$1.58	$3.15	$2.96

Number of shares used in computing diluted Non-GAAP earnings per share	134.8	142.6	136.1	145.3

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.2	$0.2
Cost of software updates and maintenance	1.1	1.0	2.0	1.9
Research and development	7.2	5.5	13.7	10.3
Selling and marketing	10.5	8.8	18.8	16.6
General and administrative	11.0	12.6	21.8	25.4
	29.9	28.0	56.5	54.4

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1.7	1.6	3.4	3.2
Research and development	1.3	0.9	2.6	1.7
Selling and marketing	1.9	1.8	3.8	3.6
	4.9	4.3	9.8	8.5
(3) Taxes on the above items	(3.8)	(3.7)	(7.0)	(7.1)
Total, net	$31.0	$28.6	$59.3	$55.8

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Unaudited, in millions)

ASSETS

	June 30,	December 31,
	2021	2020
Current assets:
Cash and cash equivalents	$356.6	$255.7
Marketable securities and short-term deposits	1,502.8	1,432.0
Trade receivables, net	368.4	540.8
Prepaid expenses and other current assets	50.1	50.1
Total current assets	2,277.9	2,278.6

Long-term assets:
Marketable securities	2,142.6	2,311.9
Property and equipment, net	85.0	88.1
Deferred tax asset, net	40.6	34.4
Goodwill and other intangible assets, net	1,036.5	1,040.7
Other assets	76.9	85.5
Total long-term assets	3,381.6	3,560.6

Total assets	$5,659.5	$5,839.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,087.3	$1,108.6
Trade payables and other accrued liabilities	434.6	435.2
Total current liabilities	1,521.9	1,543.8

Long-term liabilities:
Long-term deferred revenues	385.1	373.3
Income tax accrual	452.1	422.8
Other long-term liabilities	29.8	33.1
	867.0	829.2

Total liabilities	2,388.9	2,373.0

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,106.1	2,028.4
Treasury shares at cost	(9,942.5)	(9,319.0)
Accumulated other comprehensive gain	22.0	40.7
Retained earnings	11,084.2	10,715.3
Total shareholders’ equity	3,270.6	3,466.2

Total liabilities and shareholders’ equity	$5,659.5	$5,839.2
Total cash and cash equivalents, marketable securities and short-term deposits	$4,002.0	$3,999.6

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash flow from operating activities:
Net income	$186.0	$196.4	$368.9	$375.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.5	4.4	10.2	9.0
Amortization of intangible assets	2.1	2.0	4.2	4.0
Stock-based compensation	29.9	28.0	56.5	54.4
Realized gain on marketable securities	(0.2)	(0.5)	(1.5)	(0.7)
Decrease (increase) in trade and other receivables, net	(24.9)	(7.0)	175.3	176.1
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	63.3	23.6	24.0	(17.0)
Deferred income taxes, net	1.9	5.5	0.5	10.5
Net cash provided by operating activities	263.6	252.4	638.1	611.4

Cash flow from investing activities:
Investment in property and equipment	(3.3)	(3.9)	(7.1)	(12.3)
Net cash used in investing activities	(3.3)	(3.9)	(7.1)	(12.3)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	14.4	3.7	47.5	26.6
Purchase of treasury shares	(324.7)	(324.7)	(649.6)	(649.7)
Payments related to shares withheld for taxes	(4.9)	(4.1)	(5.8)	(4.8)
Net cash used in financing activities	(315.2)	(325.1)	(607.9)	(627.9)

Unrealized gain (loss) on marketable securities, net	(6.0)	46.3	(20.7)	39.5

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(60.9)	(30.3)	2.4	10.7

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,062.9	3,989.7	3,999.6	3,948.7

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,002.0	$3,959.4	$4,002.0	$3,959.4

©2021 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
hief Financial Officer & Chief Operating Officer

July 26, 2021

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